Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
June 1, 2011
Jessica Dickerson
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	McJunkin Red Man Corporation Registration Statement on Form S-4 Filed March 24, 2011 File No.: 333-173035 Registration Statement on Form S-1 Filed March 24, 2011 File No.: 333-173037
Dear Ms. Dickerson:
          This letter sets forth the response of McJunkin Red Man Corporation (the “Corporation” or “McJunkin”) to the comment letter, dated May 20, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to McJunkin’s Registration Statement on Form S-4 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-4”) and McJunkin’s Registration Statement on Form S-1 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-1” and, together with the Registration Statement on Form S-4, the “Registration Statements”). This letter is being filed with Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement on Form S-4”) and with Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement on Form S-1” and, together with the Amended Registration Statement on Form S-4, the “Amended Registration Statements”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements marked to show changes from Amendments No. 1 to the Registration Statements.
Registration Statement on Form S-4
General
1.	As applicable, please address the comments set forth in our letter dated today regarding your Form S-1 (333-173037), as amended on May 9, 2011.

Response:

All comments that are included in the Staff’s letter dated May 20, 2011 have been addressed in both of the Amended Registration Statements (to the extent applicable).

2.	Please include interim financial statements for the period ended March 31, 2011. Please similarly update your financial information throughout the filing. See Rule 3-12(a) of Regulation S-X.

Response:

The Amended Registration Statements include financial statements for the period ended March 31, 2011 and the financial information has been updated throughout the filings.
     Supplemental Letter
3.	We have read your supplemental letter dated May 9, 2011. Please revise your letter to represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market- making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes.

Response:

The Corporation has filed as correspondence in connection with the Amended Registration Statement on Form S-4 a revised supplemental letter including a representation that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Corporation or any of its affiliates to distribute the exchange notes.
     Summary Historical Consolidated Financial and Other Data, page 12
4.	We note your response to prior comment eight of our letter dated April 20, 2011. You have an adjustment line item labeled, “Non-recurring consulting fees.” We note that these consulting fees have been incurred during 2010, 2009, 2008 and 2006 and as such do not appear to be non-recurring. Please revise accordingly. We also note your adjustment line item labeled “Other non-recurring and non cash expenses”. To the extent you have included expenses that have been incurred in more than one period presented and are not non-cash in nature, please also revise accordingly. Refer to Item 10(e) of Regulation S-K as well as Compliance and Disclosures Interpretation 102.03.

Response:

The Corporation respectfully advises the Staff that the amounts comprising the line item labeled “Non-recurring consulting fees” are consulting fees that are individually insignificant and, as such, have been accumulated into a single line item for ease of presentation. However, all such amounts are related to distinct, one-time initiatives that rarely extend beyond one year. Many of these costs in recent years have been directly related to the significant acquisition transactions that the Corporation has completed. For example, the majority of non-recurring consulting fees incurred in 2010 related to two projects, one of which was the development of an international growth strategy, and one of which was a North American inventory management and logistics engagement. Non-recurring consulting fees incurred in 2009 were comprised of a larger number of small engagements, including a compensation study, an expense management engagement and certain costs associated with one-time accounting projects. In 2008, the most significant non-recurring consulting fees were associated with the compensation study which was completed in 2009. In 2006, non-recurring consulting fees primarily included a North American acquisition strategy engagement. Costs that are expected to be ongoing, regardless of their nature, are excluded from calculations of Adjusted EBITDA.
Ratio of Earnings to Fixed Charge, page 41
5.	We note you have appropriately revised your 2009 ratio of earnings to fixed charges as a result of your restated 2009 results of operations. Please revise the computations provided in Exhibit 12.1 accordingly.

Response:

A revised Exhibit 12.1 has been filed with each of the Amended Registration Statements.
Management’s Discussion and Analysis..., page 47
Critical Accounting Estimates, page 69
Goodwill and Other Indefinite-Lived Intangible Assets, page 70
6.	We have reviewed your response to prior comment 14 of our letter dated April 20, 2011 and have the following additional comments.
•	Please revise to clarify that your two reporting units mirror your operating segments (North America and International);

•	As you indicated in your response to prior comment 28 from our letter dated April 20, 2011, you have elected to aggregate the international component locations based upon their similar economic characteristics, products, customers, suppliers, methods of distribution and the manner in which you operate your international business. Please expand your critical accounting policy to disclose and discuss the qualitative assessment; and

•	It is not clear whether you have determined that the fair value of your long-lived assets or asset groups substantially exceed their carrying values. If the fair value of any of your long-lived assets or asset groups is not substantially in excess of their carrying value and to the extent that the asset amounts, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures:
o	The percentage by which fair value exceeds the carrying value;

o	A description of the assumptions that drive the estimated fair value;

o	A discussion of the uncertainty associated with the key assumptions; and

o	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

o	Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
Response:
The Amended Registration Statements have been revised to reflect that the Company’s two reporting units mirror its operating segments. See page 80 of the Amended Registration Statement on Form S-4 and page 76 of the Amended Registration Statement on Form S-1.
The Amended Registration Statements have been revised to expand the critical accounting policy as requested by the Staff. See page 80 of the Amended Registration Statement on Form S-4 and page 76 of the Amended Registration Statement on Form S-1.
The Amended Registration Statements have been revised to clarify that the Company has determined that the fair value of its indefinite-lived intangible assets substantially exceed their carrying values. See page 81 of the Amended Registration Statement on Form S-4 and page 76 of the Amended Registration Statement on Form S-1.
The Amended Registration Statements disclose that the Corporation’s financial statements for 2009 and 2010 were restated to reflect a $76.2 million pre-tax impairment charge associated with our indefinite-lived intangible assets in 2009. Because the restated financial statements have been reissued to all lenders and holders of the Corporation’s senior secured notes, the Corporation intends to remove all references to the restatements from the 2009 and 2010 financial statements included in the Amended Registration Statements prior to their being declared effective.
Management, page 90
Executive Officers and Directors, page 90
7.	We note your disclosures in this section identify the directors of McJunkin Red Man Holding Corporation. Please clarify who is also a director of the company. In this regard, we note your response to comment 35 of our letter dated April 20, 2011 in which you state that Andrew R. Lane is the sole director of the company. The disclosure in this section suggests that the directors of McJunkin Red Man Holding Corporation are also the directors of McJunkin Red Man Corporation.

Response:

The Amended Registration Statements have been revised to clarify that the management table and biographies reflect positions held at McJunkin Red Man Holding Corporation. Mr. Lane’s biography has been revised to clarify that Mr. Lane is the sole director of McJunkin Red Man Corporation. See page 103 of the Amended Registration Statement on Form S-4 and page 98 of the Amended Registration Statement on Form S-1.
The Exchange Offer, page 128
Terms of the Exchange Offer, page 128
8.	We note your response to comment 22 of our letter dated April 20, 2011. In your prospectus, please include the confirmation you provided to us that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response:

The Amended Registration Statement on Form S-4 has been revised to include confirmation that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d). See page 142 of the Amended Registration Statement on Form S-4.
Financial Statements, page F-1
Consolidated Statements of income, page F-4
9.	We have reviewed your response to prior comment 24 of our letter dated April 20, 2011. As previously requested, since you do not allocate depreciation and amortization to cost of sales, please remove the gross margin subtotal from the face of your income statement. In addition, please either remove the gross profit and gross margin measures and any related discussions from the rest of your filing or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

Response:

The Corporation has revised its calculation of cost of sales to include depreciation and amortization as a component of the calculation. Accordingly, the gross margin subtotal and references to gross margin in the rest of the filing have been retained. In addition, a new non-GAAP measure, “Adjusted Gross Margin” now appears in the Amended Registration Statements, along with a reconciliation to gross margin, the most similar GAAP measure, to allow the Corporation to better describe its fluctuations in its financial results.

10.	Since you have incurred losses in 2010 and 2009, your income statements should be titled “Statements of Operations”. Please revise accordingly.

Response:

The income statements have been revised and are entitled Statement of Operations in the Amended Registration Statements. See, e.g., page F-4 of each of the Amended Registration Statements.
Note 1—Significant Accounting Policies, page F-7
Cost of Goods Sold, page F-12
11.	We have reviewed your response to prior comment 26 of our letter dated April 20, 2011. We note that you added disclosure on pages 53 and 56 of the Form S-4/A that states certain purchasing costs and warehousing activities, as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. Please also enhance your footnote to disclose the line item that these excluded costs are included in and the amounts included for each period presented.

Response:

The footnote has been revised to disclose the line item that these excluded costs are included in and the amounts included for each period presented. See page F-12 of each of the Amended Registration Statements.
Segment Reporting, page F-12
12.	We have reviewed your response to prior comment 27 of our letter dated April 20, 2011. You indicate that your North American operating segment is divided into four geographic regions that comprise your distribution network. Discrete financial information for these regions is not used by the CODM for purposes of allocation of resources or assessment. Please clarify whether your CODM receives this information. Please note that if your CODM receives such discrete financial information, there is a presumption that it is being used. Please provide us with copies of the geographic financial information that your CODM regularly receives.

Response:

The Corporation is providing, on a supplemental basis, copies of its April 2011 and December 2010 CODM reporting packages. The April 2011 package represents the most recent reporting information available.

In response to the Staff’s question, the Corporation wishes to clarify that with respect to assessing performance and allocating resources, its CODM uses the following discrete financial information and metrics:
Adjusted EBITDA (Consolidated, North America, International) — Adjusted EBITDA is an important measure of profitability used by the Corporation’s CODM and management team, owners, lenders and the holders of its senior secured notes. This measure is used not only to evaluate results, but it also drives 70% of the incentive compensation of the Corporation’s executive management team and is a key consideration in any potential acquisition. Adjusted EBITDA is calculated only on an operating segment basis and on a consolidated basis using a methodology consistent with measures outlined in the Corporation’s credit agreements, which are designed to exclude certain non-cash and non-recurring items. Adjusted EBITDA is not available on a discrete basis at a regional level. Adjusted EBITDA on a consolidated basis is shown on pages 4-5 and 7 of the Corporation’s April 2011 reporting package. Adjusted EBITDA on an operating segment basis is shown on page 6 of the Corporation’s April 2011 reporting package.

Return on Net Assets (RONA) (Consolidated, North America, International) — RONA is also an important metric used by the CODM in assessing performance and computing incentive for the Corporation’s senior management team. This measure drives 20% of the incentive compensation of the Corporation’s executive management team. Unlike RONA calculations that may be available at levels below the operating segments, the calculation of RONA, as used by the CODM for these purposes, is dependent upon Adjusted EBITDA and working capital balances available only at the operating segment and consolidated levels. As such, it is not available on a discrete basis at a regional level. RONA, on an operating segment basis, is shown on page 6 of the Corporation’s April 2011 reporting package, while RONA on a consolidated basis is shown on page 7.

Inventory Levels (Consolidated, North America, International) — Inventory levels are monitored and managed very closely as they have a significant impact on the Corporation’s borrowing levels and capacity, liquidity, ability to generate cash flow and operating income.

Inventory is managed at the operating segment level. The Corporation has a formal inventory management plan in place for North America and International, which are closely monitored and adjusted on a monthly basis. Discrete information about the Corporation’s inventory management plan for each operating segment is available on pages 31-32 of the April 2011 reporting package.

Sales and Gross Margins (average cost basis) (Consolidated, North American, International) — The Corporation’s gross margins, on an average cost basis, are a leading indicator of the performance of its business. Trends in this metric are monitored closely to determine inventory purchasing levels, personnel growth and constriction, pricing and acquisition activity. These are monitored on a segment basis as the Corporation’s North American and International operating segments tend to be driven by macro-economic factors that are often different by operating segment. Gross margins, on an average cost basis, are not discretely available on a regional basis. The Corporation’s detailed sales and gross margins schedule is included on page 10 of its April 2011 reporting package.
The financial information for all of the measures above is not available, and therefore not provided to the CODM, for the four geographic regions that comprise the Corporation’s distribution network.

In addition to the financial information reviewed for each operating segment, the Corporation’s North American and International operating segments are consistent with its management and reporting structure. Each of the Corporation’s operating segments reports to its CODM through one of two individual Executive Vice Presidents of Operations, its segment managers.

As the Corporation has continued to integrate recent acquisitions that have significantly transformed the business, the CODM reporting package has evolved steadily and significantly. Historically, as can be seen in the December 2010 reporting package, the reporting package has included certain regional and other information that was a reflection of historical reporting practices of the Corporation’s predecessor companies. This information was ancillary to the key metrics discussed above and was not relied upon by the CODM for purposes of making decisions regarding resource allocation and assessment of performance. This fact is further evidenced in the April 2011 reporting package, in which the Corporation has eliminated the ancillary information. The Corporation continues to make refinements to further align this package with the basis under which its CODM does make such decisions which is, in fact, consistent with its North American and International operating segments.

The financial information referenced above for North America and International is provided to and used by the Corporation’s CODM to make decisions about resources to be allocated and to assess performance and, therefore, represents its operating segments in accordance with ASC 280-10-50-1.

13.	We have reviewed your response to prior comment 28 of our letter dated April 20, 2011. You indicate that within North America, a limited amount of financial data is available on a regional basis. This data is incomplete and is not used by the CODM for resource allocation or to assess performance. As we previously noted, a reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please identify your North American segment management and provide us with copies of the geographic financial information that your segment management regularly receives.

Response:

The Corporation’s Executive Vice President of Operations-North America is responsible for the segment management of its North American operating segment. He reviews the same information provided as supplemental correspondence to this response letter as described in the response to comment 12 above. For the reasons described in the Corporation’s response to comment 28 in its letter dated May 9, 2011, the Corporation does not believe it is appropriate to identify its geographical regions as its reporting segments. In addition, as with its International segment, the component regions of the Corporation’s North American segment can also be aggregated based on their similar economic characteristics in accordance with ASC 350-20-35-35 while also giving consideration to ASC 350-20-55-6, which states that evaluating whether two components have similar economic circumstances is a matter of judgment that depends on specific facts and circumstances and that the assessment should be more qualitative than quantitative. As such, the Corporation has elected to aggregate the regional components of its North American operations based upon their similar economic characteristic, products, customers, suppliers, methods of distribution and the manner in which they are operated.
Note 7—Long-Term Debt, page F-18

14.	We have reviewed your response to prior comment 29 of our letter dated April 20, 2011. Please enhance your disclosure to state the maximum potential amount of consideration, undiscounted, that you could be required to transfer. If the terms provide for no limitation to the maximum potential consideration to be transferred, that fact should be disclosed. Refer to ASC 825-20-50-1(c) and 825-20-50-1(d).

Response:

The disclosure has been revised as requested. See page F-19 of the Amended Registration Statement on Form S-1 and page F-20 of the Amended Registration Statement on Form S-1.
Registration Statement on Form S-1
Exhibit 5.2
15.	Please file a revised legal opinion in which counsel opines as to the correct amount of notes being registered. In this regard, we note counsel references $1,050,000 in aggregate principal amount of the company’s 9.50% Senior Secured Notes due December 15, 2016 rather than $1,050,000,000.

Response:

A revised opinion has been filed as Exhibit 5.2 to the Amended Registration Statement on Form S-1.
          Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Andrew R. Lane (McJunkin Red Man Corporation)
James F. Underhill (McJunkin Red Man Corporation)
Stephen W. Lake (McJunkin Red Man Corporation)
Elton Bond (McJunkin Red Man Corporation)
Jeff Gordon (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Pamela Long (Securities & Exchange Commission)